FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 25 April 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	25 April 2005	Date:	25 April 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notification of Directors’ interest in shares, following the purchase of shares by the Reed Elsevier Employee Benefit Trust

Exhibit 99.1

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

22 April 2005

Interests in shares

     Reed Elsevier received notification today from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that between 19 April and 21 April 2005 they purchased 33,373 Reed Elsevier PLC American Depositary Shares (“ADRs”) at a prices between $40.2040 and $40.5881 per ADR (equivalent to 133,492 Reed Elsevier PLC ordinary shares).

     The transactions took place in order to meet the future exercise of share option entitlements by employees of Reed Elsevier. Following the transactions, the Trust now holds an interest in 8,875,473 ordinary shares in Reed Elsevier PLC and 3,780,057 ordinary shares in Reed Elsevier NV.

     The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.